UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*

PRESIDION CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

58446 W 10 9
(CUSIP Number)

M.A.G. Capital, LLC 555 South Flower Street, Suite 4200 Los Angeles, CA 90071
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58446 W 10 9

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons [entities only]

	Mercator Momentum Fund, L.P.

2.	Check The Appropriate Box iIf a Member of a Group (See Instructions)
	(a) ☐
	(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)			OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of		7.	Sole Voting Power	0
Shares
Benefically		8.	Shared Voting Power	12,800,000
Qwned by each
Reporting		8.	Sole Dispositive Power	0
person with
		10.	Shared Dispositive Power	12,800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			12,800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)			9.6%

14.	Type Of Reporting Person (See Instructions)
	PN

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CUSIP No. 58446 W 10 9

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons [entities only]

	Mercator Momentum Fund III, L.P.

2.	Check The Appropriate Box iIf a Member of a Group (See Instructions)
	(a) ☐
	(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)			WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of		7.	Sole Voting Power	0
Shares
Benefically		8.	Shared Voting Power	0
Qwned by each
Reporting		8.	Sole Dispositive Power	0
person with
		10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)			0%

14.	Type Of Reporting Person (See Instructions)
	PN

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CUSIP No. 58446 W 10 9

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons [entities only]

Monarch Pointe Fund, Ltd.

2.	Check The Appropriate Box iIf a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)			WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization British Virgin Islands

Number of		7.	Sole Voting Power	0
Shares
Benefically		8.	Shared Voting Power	13,315,000 (1)
Qwned by each
Reporting		8.	Sole Dispositive Power	0
person with
		10.	Shared Dispositive Power	13,315,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			13,315,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)			9.9%

14.	Type Of Reporting Person (See Instructions)
CO

(1) The terms of the Series B Preferred Stock do not permit the holder to convert the Series B shares if it would cause any of Mercator Momentum, Mercator Momentum III, Focus Fund, MPF or MAG to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99% of the Issuer’s common stock with the 13,315,000 shares of common stock issuable upon the conversion of the Series B Shares, the remaining 15,085,000 shares of common stock issuable upon conversion of the Series B Shares have not been included here.

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CUSIP No. 58446 W 10 9

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons [entities only]

M.A.G. Capital, LLC

2.	Check The Appropriate Box iIf a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)			AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of		7.	Sole Voting Power	0
Shares
Benefically		8.	Shared Voting Power	13,429,167 (1)
Qwned by each
Reporting		8.	Sole Dispositive Power	0
person with
		10.	Shared Dispositive Power	13,429,167(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			13,429,167(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)			10.0%

14.	Type Of Reporting Person (See Instructions)
IA

(1) The terms of the Series B Preferred Stock to convert Series B Shares do not permit those shares to be converted if, following the conversion, any of Mercator Momentum, Mercator Momentum III, Focus Fund, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99%, only 13,315,000 shares of common stock issuable upon conversion of the Series B Preferred Stock have been included here.

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CUSIP No. 58446 W 10 9

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons [entities only]

David F. Firestone

2.	Check The Appropriate Box iIf a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)			AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of		7.	Sole Voting Power	581,143
Shares
Benefically		8.	Shared Voting Power	13,429,167 (1)
Qwned by each
Reporting		8.	Sole Dispositive Power	581,143
person with
		10.	Shared Dispositive Power	13,429,167 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			14,010,310 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)			10.4%

14.	Type Of Reporting Person (See Instructions)
IN

(1) The terms of the Series B Preferred Stock to convert Series B Shares do not permit those shares to be converted if, following the conversion, any of Mercator Momentum, Mercator Momentum III, Focus Fund, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99%, only 13,315,000 shares of common stock issuable upon conversion of the Series B Preferred Stock have been included here.

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INTRODUCTION

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities Exchange Commission on March 27, 2003 (as amended, the “Statement”) by Mercator Momentum Fund, L.P. (“Momentum Fund”), Mercator Momentum Fund III, L.P. (“Momentum Fund III”), Mercator Focus Fund, L.P. (“Focus Fund”), M.A.G. Capital, LLC (formerly Mercator Advisroy Group, LLC, hereinafter referred to as “MAG”) and David F. Firestone (“Firestone”). Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those Items amended are reported herein.

Item 2.    Identity and Background

Item 2 (a), (b), (c) and (f) are hereby amended and supplemented by adding the following:

As of February 28, 2007, Focus Fund was dissolved and ceased to be a Reporting Person.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On February 28, 2007, Focus Fund was dissolved.

On December 22, 2007, the warrants acquired from MAG by Momentum Fund, Momentum Fund III and MPF pursuant to the Assignment and Assumption Agreement expired. None of the warrants were exercised.

On December 31, 2007, Momentum Fund III sold 4,400 Series B Shares to an unrelated third party.

Item 5.   Interest in Securities of the Issuer.

Item 5(a) is hereby amended and supplemented by adding the following:

The percentage of class of securities in row 13 of the cover page is based on the assumption that the Issuer had 121,112,347 shares of Common Stock outstanding, which is based on the reported 100,266,439 shares of Common Stock outstanding as of November 1, 2004, in its Report on Form 10-Q for the quarter ended September 30, 2004, increased by the sale of 20,845,903 shares of Common Stock on February 4, 2005, as reported in the Issuer’s Form 8-K filed on February 9, 2005.

As of February 13, 2008, the Reporting Persons directly own the following securities of the Issuer:

•	Momentum Fund owns 6,400 Series B Shares (convertible into 12,800,000 shares of Common Stock).

•	MPF owns 14,200 Series B Shares (convertible into 28,400,000 shares of Common Stock).

•	Firestone owns 581,143 shares of Common Stock.

As of February 13, 2008, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person identified in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers the Reporting Persons have relative to the securities discussed herein may be found in rows 7 through 10 of the cover pages.

All of the shares of Common Stock beneficially owned by the Reporting Persons are shares of Common Stock outstanding as of the date hereof, and shares of Common Stock that may be acquired upon conversion of Series B Stock at a conversion price of $0.05.

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Item 5(c) is amended as follows:

The Reporting Persons acquisitions and dispositions of beneficial ownership of the Issuer’s securities since December 13, 2007 were as follows:

•	On December 22, 2007, the warrants acquired from MAG by Momentum Fund, Momentum Fund III and MPF pursuant to the Assignment and Assumption Agreement expired. None of the warrants were exercised.

•	On December 31, 2007, Momentum Fund III sold 4,400 Series B Shares to an unrelated third party.

Item 5(e) is amended as follows:

On February 28, 2007, Focus Fund was dissolved and ceased to be a beneficial owner of more than five percent of the Issuer’s securities.

On December 31, 2007, Momentum Fund III sold 4,400 Series B Shares to an unrelated third party and ceased to be a beneficial owner of more than five percent of the Issuer’s securities.

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	MERCATOR MOMENTUM FUND, L.P.

	By:	M.A.G. CAPITAL, LLC
its general partner

By: /s/ David Firestone
David Firestone, Managing Partner

Dated: February 13, 2008	MERCATOR MOMENTUM FUND III, L.P.

	By:	M.A.G. CAPITAL, LLC
its general partner

By: /s/ David Firestone
David Firestone, Managing Partner

Dated: February 13, 2008	MONARCH POINTE FUND, LTD.

	By:	/s/ David Firestone
David Firestone, Director

Dated: February 13, 2008	M.A.G. CAPITAL, LLC.

	By:	/s/ David Firestone
David Firestone, Managing Partner

Dated: February 13, 2008	/s/ David Firestone
David Firestone

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